September 28, 2010

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Hemispherx Biopharma, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-K/A for the year ended December 31, 2009
(SEC filing No. 1-13441)

Dear Mr. Rosenberg:

We hereby confirm receipt of your September 15, 2010 comment letter related to the above referenced Form 10-K and Form 10-K/A of Hemispherx Biopharma, Inc.

We anticipate that we will be filing our response to the comment letter on EDGAR on or before October 14, 2010.

If you have any questions, please do not hesitate to contact me at (215) 988-0080.

Very truly yours,

/s/ Charles T. Bernhardt
Charles T. Bernhardt,
Chief Financial Officer

Corporate Headquarters

One Penn Center, 1617 JFK Blvd., Philadelphia, PA 19103	t: 215-988-0080	f: 215-988-1739